Grant F. Adamson
Assistant General Counsel
1300 MoPac Expressway South
Austin, Texas 78746
Phone: (512) 434-3745
Telecopier: (512) 434-8051

March 16, 2005

Via EDGAR and Facsimile

Daniel F. Duchovny, Esq.
Office of Mergers and Acquistions
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0405

Re:	Temple-Inland Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 28, 2005
File No. 001-08634

Dear Mr. Duchovny:

        This letter is in response to the written comments received from the staff of the Division of Corporation Finance contained in the letter dated March 8, 2005, regarding the above referenced filings (the “Comment Letter”). A copy of the Comment Letter is attached for your reference. Our responses correspond to the numbering in the Comment Letter with a brief summary of the comment used as a caption.

        We understand and appreciate the purpose of your review, and appreciate the promptness of your response. Accompanying this letter are revised preliminary proxy materials that are marked to show the changes made in response to your comments and in an effort to clarify and supplement our disclosures in several areas of the proxy materials. We hope that after reviewing our responses, supplemental information, and the clarifications and additional disclosures in the preliminary proxy materials, you agree with the approach we plan to take to address these points.

1. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists.

        We have modified the Letter to Shareholders in the accompanying revised preliminary proxy materials as requested by your comment. We are providing you with the selected financial data table from our 2004 10-K, which was filed on March 11, 2005, which confirms the earnings per share number that we have included in the letter.

Donald F. Duchovny, Esq.
March 16, 2005

2. We note that proxies may be solicited by “press releases” or “postings” on your website. Please confirm your understanding that you are required to file, on the date of first use, all written soliciting materials under the cover of Schedule 14A.

        We understand our responsibilities under Rule 14a-6 to file to file all written soliciting materials, and we have in fact already made two such filings. We further confirm that neither we nor our agents will solicit proxies via Internet chat rooms or postings on web sites, other than to the extent our filings of soliciting materials with the Commission are posted to our company web site or other sites that provide access to filings with the Commission.

3. Please revise page 1 of the proxy statement and the form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

        We have modified the appropriate sections in the accompanying revised preliminary proxy materials as requested by your comment.

4. It appears that officers and employees of your company may participate in the solicitation of proxies. Please provide the disclosure required by Item 4(b)(2) of Schedule 14A.

        It is anticipated that only certain specified officers of the company may participate in the solicitation of proxies. In the initial preliminary proxy statement, we identified the name and title of such officers and certain additional information as required by Item 4(b)(2) of Schedule 14A. We have supplemented such disclosure in the accompanying revised preliminary proxy materials to indicate the manner and nature of the solicitation that will be conducted by such employees (i.e., primarily calls and meetings with shareholders).

5. Revise the biographical information of your directors and executive officers so that it complies with Item 401(e) of Regulation S-K.

        We have modified the appropriate sections in the accompanying revised preliminary proxy materials as requested by your comment.

6. Revise your disclosure to indicate, if true, that each of Temple-Inland’s nominees have consented to being named in the proxy statement and to serve if elected.

        We have modified the appropriate sections in the accompanying revised preliminary proxy materials as requested by your comment.

7. Please clarify the meaning of the term “financially literate” in the Audit Committee subsection.

        As you know, the NYSE corporate governance standards require that each member of the audit committee be financially literate, as such qualification is interpreted by the company’s board in its business judgment. We have clarified the disclosure to indicate that the

Donald F. Duchovny, Esq.
March 16, 2005

determination is made by the board in its business judgment in accordance with the NYSE requirements, which we believe is responsive to your comment.

8. Please ensure that your disclosure in the Report of the Compensation Committee on Executive Compensation provides readers with the appropriate level of detail.

        We have modified the appropriate sections in the accompanying revised preliminary proxy materials as requested by your comment.

9. Briefly and concisely summarize the change in control events in the CIC Agreement.

        We have modified the appropriate sections in the accompanying revised preliminary proxy materials as requested by your comment.

10. Please quantify the base salary to be paid to Mr. Jastrow, clarify the “other perquisites” to which he is entitled under his employment agreement, and describe any parameters on the performance-based annual cash bonus.

        We have modified the appropriate sections in the accompanying revised preliminary proxy materials as requested by your comment.

11. Please describe the “business plan” that you arc pursuing.

        In the accompanying revised preliminary proxy materials, we have replaced the term “business plan” with the term “strategy” and set forth the three points of our strategy.

12. Provide your basis for stating that the Board’s nominees bring “significant” insight, experience, and expertise to the Board.

13. Please advise us of the basis for the assertion that the Board’s nominees “are better qualified” to represent the “long-term interests of the Company’s stockholders.”

        We believe that comments 12 and 13 are so closely related that we will respond to them jointly. The insurgents have identified their nominees to us as Carl C. Icahn, Michael Ashner, and Richard Elden, and provided brief biographies of each. Accordingly, our board has been able to assess the qualifications of these individuals. These individuals all appear to be “activist investors” whose interests are directed more toward quick stock profits rather than building long-term value for stockholders. Accordingly, we believe the Board has adequate basis for making its determination. In response to your comment, we have clarified that the insurgents’ nominees were named and added additional language to indicate the basis for the Board’s determinations.

14. Advise us whether NYSE rules permit the voting of proxies by phone and the internet in contested matters in which a counter solicitation is being undertaken.

Donald F. Duchovny, Esq.
March 16, 2005

        We have reviewed the NYSE rules and confirmed with the staff of the NYSE that the NYSE does not prohibit internet and phone voting in contested proxies. The NYSE rules do require that written proxies be sent to stockholders, which is our intention.

        As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We have also received your letter dated March 15, 2005, containing comments to our soliciting materials filed pursuant to Rule 14a-12 on March 9 and 11, 2005. Set forth below are our responses to your comments, which as above, are numbered to correspond to the numbering in your letter with a brief summary of the comment used as a caption.

March 9 2005 Soliciting Materials Pursuant to Rule 14a-12

1. In any future materials, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists.

      We will prepare any future materials to conform with your comment.

2. Note that support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company’s financial and market performances.

      We note at the outset that the letter references and was designed to highlight the key items of an investor presentation made by our Chief Executive Officer, Kenneth Jastrow, on March 4, 2005 and the slides he used in that presentation. Shareholders were able to access the presentation by dialing-in toll free or through our website. The materials used in this presentation were and are available on our website and were filed on Form 8-K on March 4, and again as soliciting material on March 11. Despite these measures, we recognized, however, that the presentation might not have come to the attention of all shareholders. Thus, this letter served as an additional step taken by the company to ensure that each shareholder was aware of and given an opportunity to view this information.

      Accordingly, support for many of the statements in the letter to shareholders can be found in the March 4 presentation materials, to which we specifically wanted to direct the shareholders attention. With reference to the specific items you raised:

1.(a) and (b) “[O]ur long tradition of responsibly serving our shareholders” and “our track record of delivering superior results” are related concepts that are supported by the returns we have generated for shareholders. For example, the Performance Graph in our proxy statement and slide 7 of the March 4 presentation materials quantify these returns for the periods indicated. In addition, we have routinely paid dividends, which have steadily increased, repurchased our shares, and managed our company with a view toward the long-term interests of our shareholders. Finally, since our separation from Time Inc. in 1983, our management has routinely visited with shareholders and listened to their concerns and interests. The presentation, format, and content of much of our public disclosure is based on the needs and interests of our shareholders as expressed to us in these meetings.

Donald F. Duchovny, Esq.
March 16, 2005

1.(c)	We believe our portfolio of businesses is “well positioned to maximize ROI” as outlined in slide 10 of the March 4 presentation materials. This slide summarizes the key drivers of return in each business segment, which are discussed in more detail in subsequent slides.

1.(d)	In the letter to shareholders, we state that the key drivers of increasing ROI in the corrugated packaging business are continued cost reductions and continued market share growth. The corrugated packaging business is a commodity business and increased returns are generated by lowering costs and increasing revenue through increased market share.

1.(e)	The progress we have made in cost reductions and market share growth is summarized on page 21 of our Annual Report on Form 10-K and on slides 15 through 19 of the March 4 presentation.

1.(f)	Slide 5 of the March 4 presentation materials shows the correlation between ROI and shareholder value, which we rely upon for our belief that maximizing ROI creates shareholder value.

2.(a)	Our belief that we will continue to produce solid gains for many years to come is a forward-looking statement based on our recent results and our best estimates of our future ROI and Free Cash Flow as set forth in slides 10 and 11 in the March 4 presentation materials.

2.(b)	Slides 27 through 43 of the March 4 presentation materials provide details regarding our high-value land and the opportunity it presents for our shareholders.

2.(c)	Slide 19 of the March 4 presentation materials summarizes publicly available information from the Fibre Box Association and quantifies how we have outpaced the corrugated packaging industry over the past six quarters in increasing market share.

2.(d)	Slides 15 through 19 of the March 4 presentation materials provide detail on the $143 million of business improvement in 2004 in our corrugated packaging business.

2.(e)	The statements regarding additional business improvements are forward-looking statements that are our estimates as reflected in slide 17 of the March 4 presentation materials.

2.(f)	This statement is a forward-looking statement based on the $143 million in business improvement experienced in 2004, as discussed in response to item 2.(d) above combined with an additional $57 million in business improvement estimated for 2005, as discussed in response to item 2.(e) above.

2.(g)	The market share information presented in slide 19 of the March 4 presentation materials comes from industry information provided by the Fibre Box

Donald F. Duchovny, Esq.
March 16, 2005

Association. Additional detailed information on industry shipments appears on page 21 of our Annual Report on Form 10-K, which was filed on March 11, 2005. The fiber growth and harvest estimates on slide 25 are based on the internal projections of our forestry group based on computer models of our timberland.

3. In any fixture materials, please identify any peers or competitors against which you are providing comparative information.

      We will prepare any future materials to conform with your comment. We do note that this letter encourages the recipients to view the March 4 presentation materials, which do identify these peers.

4. In any future materials, please clarify conclusory phrases or those that only individuals in your industry may understand.

      We will prepare any future materials to conform with your comment.

5. Please ensure that your disclosure provides readers with the appropriate level of context for any statements highlighting your positive features.

      We will prepare any future materials to conform with your comment.

6. Please explain to us your reasoning for highlighting the features of your business operations that you discuss as compared to other measures, over other periods of time and other segments of your business, as applicable.

      The discussion in the letter to shareholders is separated to discuss all of our reportable business segments in separate sections. Within each section, we discuss the key measures of performance and results and the key drivers in each segment for revenue generation and cost reduction, including a discussion of ROI in each section. As mentioned earlier, we believe ROI is of particular importance due to its correlation to creating shareholder value. We believe that results for 2004 are particularly relevant in light of our major cost cutting initiatives, including Project TIP, which we began implementing in 2003. Accordingly, 2004 is the first full fiscal year that reflects the benefits from these initiatives as well as the full integration of our 2002 acquisition of Gaylord Container Corporation.

7. We note you used the definitive additional proxy materials filed on March 11 on an earlier date.

      We confirm our responsibility under Rule 14a-12(b) to file soliciting material on the date of first use. On March 4, 2005, the date these materials were first used, we filed the materials under cover of Form 8-K. We checked the box on the cover to indicate our intent that the Form 8-K be a dual submission under 14a-12. Unfortunately, we did not use the proper codes to indicate a dual submission type within the EDGAR system. As soon as we discovered this error, we refiled the materials under cover of Schedule 14A. We apologize for this submission error.

* * *

        Again, we appreciate your interests in working with us to enhance our disclosures in our filings and look forward to working with you toward this end. If you should have any questions or comments regarding this matter, please give me a call.

Very truly yours,

/s/ Grant F. Adamson

Grant F. Adamson
Assistant General Counsel

Enclosures

Item 6.	Selected Financial Data

	For the Year

	2004	2003(a)	2002(b)	2001(b)	2000

	(Dollars in millions, except per share)
Revenues:
Corrugated packaging	$2,736	$2,700	$2,587	$2,082	$2,092
Forest products	971	801	787	726	836
Financial services	1,043	1,152	1,144	1,297	1,308

Total revenues	$4,750	$4,653	$4,518	$4,105	$4,236

Segment Operating Income:
Corrugated packaging	$105	$11	$78	$107	$207
Forest products	215	67	49	13	77
Financial services	207	186	171	184	189

Segment operating income(c)	527	264	298	304	473
Expenses not allocated to segments
General and administrative	(93)	(80)	(34)	(30)	(33)
Other operating income (expense)(d)	(76)	(138)	(13)	1	(15)
Other non-operating income (expense)(d)	—	(8)	(11)	—	—
Parent company interest	(125)	(135)	(133)	(98)	(105)

Income (loss) before taxes	233	(97)	107	177	320
Income (taxes) benefit(e)	(71)	194	(42)	(66)	(125)

Income from continuing operations	162	97	65	111	195
Discontinued operations(f)	3	—	(1)	—	—
Effect of accounting change(g)	—	(1)	(11)	(2)	—

Net income	$165	$96	$53	$109	$195

Diluted earnings per share:
Income from continuing operations	$2.87	$1.78	$1.25	$2.26	$3.83
Discontinued operations	0.05	—	(0.02)	—	—
Effect of accounting change	—	(0.01)	(0.21)	(0.04)	—

Net income	$2.92	$1.77	1.02	2.22	$3.83

Dividends per common share(h)	$2.44	$1.36	$1.28	$1.28	$1.28
Average diluted shares outstanding	56.2	54.2	52.4	49.3	50.9
Common shares outstanding at year-end	56.1	54.6	53.8	49.3	49.2
Depreciation and amortization:
Parent company(c)	$223	$238	$224	$188	$201
Financial services	31	32	36	40	30
Capital expenditures:
Parent company	$223	$137	$112	$184	$223
Financial services	41	33	16	26	34
At Year-End
Total Assets:
Parent company	$4,875	$4,826	$4,971	$4,121	$4,011
Financial services	16,450	17,661	18,016	15,738	15,324
Long-term debt:
Parent company	$1,485	$1,611	$1,883	$1,339	$1,381
Financial services	2,868	3,408	3,322	992	222
Preferred stock issued by subsidiaries	$305	$305	$305	$305	$305
Shareholders’ equity	$2,092	$1,968	$1,949	$1,896	$1,833
Ratio of total debt to total capitalization — parent company	42%	45%	49%	41%	43%

Throughout Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations, we refer to parent company financial information, which includes only Temple-Inland and our manufacturing subsidiaries with our financial services subsidiaries reported on the equity method.

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(a)	The 2003 year, which ended on January 3, 2004, had 53 weeks. The extra week did not have a material effect on earnings or financial position. As a result of the consolidation of our administrative functions and adoption of a shared services concept, beginning 2004, we changed the way we allocate cost to the business segments. The effect of this change was to increase segment operating income and to increase unallocated expenses by a like amount. The year 2003 amounts have been reclassified to reflect this change as follows:

	For the Year 2003

	Originally		As
	Reported	Reclassifications	Reclassified

	(In millions)
Segment operating income
Corrugated packaging	$(14)	$25	$11
Forest products	57	10	67
Financial services	186	—	186

Segment operating income	229	35	264
Unallocated expenses	(326)	(35)	(361)

Income (loss) before taxes	$(97)	$—	$(97)

It was not practical to reclassify years prior to 2003.

(b)	In 2002, we acquired Gaylord Container Corporation (March), a box plant in Puerto Rico (March), certain assets of Mack Packaging Group, Inc. (May), and Fibre Innovations LLC (November). Also in May 2002, we sold 4.1 million shares of common stock, $345 million of Upper DECSSM units, and $500 million of Senior Notes due 2012. In the aggregate, these transactions significantly increased the assets and operations of our corrugated packaging segment and changed our capital structure. Unaudited pro forma information for 2002 assuming these acquisitions and related financing transactions had occurred at the beginning of 2002 follows: total revenues $4,461 million, income from continuing operations $54 million, and income from continuing operations, per diluted share $1.03. We derived this pro forma information by adjusting for the effects of the purchase price allocations and financing transactions described above and the reclassification of the discontinued operations. The pro forma information does not reflect the effects of capacity closures, cost savings or other synergies realized. These pro forma results are not necessarily an indication of what actually would have occurred if the acquisitions and financing transactions had been completed at the beginning of 2002 and are not intended to be indicative of future results.

In 2001, we acquired the corrugated packaging operations of Chesapeake Corporation and Elgin Corrugated Box Company (May), and ComPro Packaging LLC (October). Unaudited pro forma results of operations, assuming these acquisitions had been effected as of the beginning of 2001, would not have been materially different from what we reported.

(c)	We changed the estimated useful lives of certain production equipment beginning 2001. As a result, segment operating income in 2001 includes a $27 million reduction in depreciation expense compared with 2000. Of this amount, $20 million applies to corrugated packaging and $7 million applies to forest products.

(d)	Other operating income (expense) includes (i) in 2004, a $27 million charge associated with converting and production facility closures, an $11 million charge related to consolidation and supply chain initiatives, a $34 million charge associated with the repositioning of the mortgage origination and servicing activities, $1 million of income related to the collection of notes previously written-off, and $5 million of other; (ii) in 2003, a $48 million charge associated with consolidation and supply chain initiatives, a $41 million charge associated with production and converting facility closures, a $42 million charge associated with write-downs including specialty packaging operations and the sale of a facility lease, a $5 million charge associated with financial services workforce reductions, and $2 million of other charges; (iii) in 2002, a $6 million charge related to promissory notes previously sold with recourse in connection with the 1998 sale of our Argentine box plant, and a $7 million charge related to financial services severance and write-off of technology investments; (iv) in 2001, a $20 million gain from the sale of non-strategic timberland and $19 million in losses from the disposition of under-performing assets and other charges; and (v) in 2000, a $15 million loss from our decision to exit the fiber cement business.

Other non-operating income (expense) includes (i) in 2004, a $2 million premium related to the early redemption of debt, offset by $2 million of interest and other income; (ii) in 2003, an $8 million charge associated with early redemption and refinancing of $150 million of 8.25% Debentures; and (iii) in 2002, an $11 million write-off of unamortized financing fees in connection with the early repayment of a bridge financing facility.

(e)	Income taxes includes one-time tax benefits related to the resolution and settlement of prior years’ tax examinations (i) in 2004, $20 million and (ii) in 2003, $165 million.

(f)	Discontinued operations include in 2004, 2003, and 2002 the non-strategic operations obtained in the Gaylord acquisition including the retail bag business, which was sold in May 2002; the multi-wall bag business and kraft paper

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mill, which were sold in January 2003; the chemical business; and in 2004, the resolution and settlement of environmental and other indemnifications we provided in the 1999 sale of the bleached paperboard operation.

(g)	Effect of accounting change includes (i) in 2003, Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, which resulted in an after tax charge of $1 million or $0.01 per share for the cumulative effect of adoption; (ii) in 2002, SFAS No. 142, Goodwill and Other Intangible Assets, which resulted in an after tax charge of $11 million or $0.22 per share; and (iii) in 2001, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which resulted in an after tax charge of $2 million or $0.04 per diluted share. As a result of the adoption of SFAS No. 142 in 2002, year 2002 and thereafter amounts are not comparable to prior years due to the amortization of goodwill and trademarks in the prior years. In 2003, we also voluntarily adopted the prospective transition method of SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123, which decreased 2003 net income by $1 million or $0.03 per share.

(h)	Includes a $1.00 per share special dividend in December 2004.

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